Sheppard, Mullin, Richter & Hampton LLP 333 South Hope Street, 43rd Floor Los Angeles, California 90071-1422 213.620.1780 main 213.620.1398 fax www.sheppardmullin.com

May 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 8, 2020 File No. 000-51872

Ladies and Gentlemen:

This letter sets forth the responses of Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Preliminary Proxy Statement filed with the Commission on May 8, 2020.

References in the text of the responses herein to captions and page numbers refer to the Company’s Preliminary Proxy Statement (the “Amended Proxy Statement”), which is being filed herewith.

Preliminary Proxy Statement on Schedule 14A

Increase in Authorized Common Stock, page 11

QUESTION:	Please revise your proxy statement to affirmatively disclose whether the increase in authorized common shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or if you have any plans, proposals or arrangements to issue additional shares. In this regard, we note that you have only disclosed such affirmative statement for your proposal to increase the number of authorized blank check preferred shares. If such plans or intentions exist, please consider providing the disclosure required by Note A to Schedule 14A, if applicable.

RESPONSE:	The Company has amended its disclosure. Please see page 12 of the Amended Proxy Statement.

Proposal 2: Approval of the Second Amended and Restated Articles of Incorporation, page 11

QUESTION:	It appears that Proposal 2 would, among other things and if adopted, simultaneously change the authorized common stock, authorized “blank check” preferred stock, and an exclusive forum provision in your Articles of Incorporation. Please provide us with your analysis for how including these amendments in a single proposal complies with Exchange Act Rule 14a-4(a)(3). For more guidance, please refer to Compliance and Disclosure Interpretation (Regarding Unbundling under Rule 14a-4(a)(3) Generally). Alternatively, please present each material matter as a separate item.

RESPONSE:	The Company has amended its disclosure. Please see pages 11-13 of the Amended Proxy Statement. With regard to Exchange Act Rule 14a-4(a)(3), reference is made to the Commission’s Questions and Answers of General Applicability in connection with Unbundling under Rule 14a-4(a)(3) (the “CD&I”). The Company is proposing the adoption of Second Amended and Restated Articles of Incorporation whereby the differences from its current Amended and Restated Articles of Incorporation relate to (i) an increase in the number of authorized common stock and (ii) the inclusion of certain forum selection provisions. The Company’s Amended and Restated Articles of Incorporation already authorize the issuance of up to 20,000,000 shares of “blank check” preferred stock, and the Second Amended and Restated Articles of Incorporation would not change that current authorization. Further, the increase in the number of authorized common stock would not affect any material substantive rights of current common stock holders, as holders of our common stock before the adoption of the proposal will hold the exact same rights as those after the proposal. Thus, the only matter that affects the substantive rights of shareholders are the exclusive forum provisions. The Company has included detailed disclosure and risks regarding these provisions in the Amended Proxy Statement. Additionally, the Company has provided additional disclosure of the Second Amended and Restated Articles of Incorporation as a summary for shareholders. In light of the Commission’s guidance in the CD&I and the reasons we state above, the Company does not believe unbundling is necessary pursuant to Rule 14a-4(a)(3).

Forum Selection, page 13

QUESTION:	We note your disclosure that "all Internal Corporate Claims shall be brought solely and exclusively in the Eighth Judicial District Court of Clark County, Nevada,” and that the “federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended." Given that the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision, if applicable. Please also disclose the extent to which your state exclusive forum provision applies to Exchange Act claims and ensure that the exclusive forum provision in your amended charter clearly states as much, or tell us how you will inform investors in future filings.

RESPONSE:	The Company has amended its disclosure. Please see page 13 of the Amended Proxy Statement. With regard to disclosure in future filings, the Company confirms that it will provide disclosure regarding these forum selection provisions in the form of risk factors and other applicable items in its future periodic reports pursuant to the Exchange Act, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

If you have any questions relating to any of the foregoing, please contact Andrea Cataneo of Sheppard, Mullin, Richter & Hampton LLP at (213) 634-3096.

Respectfully,

/s/ Andrea Cataneo
Sheppard, Mullin, Richter & Hampton LLP